Exhibit 99.1

In re Activision, Inc. Shareholder Derivative Litigation, C.D. Cal. Case No. CV-06-4771 MRP (JTLx);

In re Activision Shareholder Derivative Litigation, L.A.S.C. Case No. SC090343

Exhibit A to Stipulation of Settlement

CORPORATE GOVERNANCE TERM SHEET

In re Activision, Inc. Shareholder Derivative Litigation, C.D. Cal. Case No. CV-06-4771 MRP (JTLx); In re Activision Shareholder Derivative Litigation, L.A.S.C. Case No. SC090343

Within 30 days of the dismissal with prejudice of the above-referenced litigation, the Board of Directors (“Board”) of Activision, Inc. or its successor (“Activision” or the “Company”) shall adopt resolutions and amend committee charters to ensure adherence to the following Corporate Governance Policies.  These changes are to be implemented within twelve months following the above-referenced resolutions and amendments and would be operative for a three year period in each case unless otherwise described below.

I.              BOARD COMPOSITION AND PRACTICES

A.            Board Structure and Practices

1.             The independent directors shall study and evaluate a potential proposal to the Board of Directors whereby, during any period where the Chair of the Board is an executive officer employee of the Company, the Company’s independent directors shall appoint a Lead Director from among the independent directors.  This evaluation shall be conducted with the assistance of outside counsel or a corporate governance expert, under the direction of the independent directors.  In the event that such a proposal is submitted to the Board of Directors, and approved by the same, such proposal will be submitted to shareholder vote within twelve (12) months of (a) final approval by the Court of the Settlement of this Action and (b) dismissal with prejudice of this Action, In re Activision, Inc. Shareholder Derivative Litigation, Case No. CV-06-04771 (C.D. Cal.) and the State Action, captioned In re Activision Shareholder Derivative Litigation, Case No. SC090343 (L.A.S.C.) hereinafter, the “Actions”.  The proposal will include the following elements:

(a)           For all periods where the Chair of the Board is also an executive officer employee of the Company, the Lead Director will be selected annually by a majority, secret ballot vote of the independent directors who shall cast ballots, after consultation with the Chairman of the Board of Directors.

(b)           The Lead Director shall:

1)             determine, in consultation with management and the Board, the appropriate schedule of Board meetings, provided, however, that nothing shall prevent the callings of meetings of the Board by the chairman, or otherwise consistent with the by-laws;

2)             prepare, in consultation with management and the Board, agendas for Board and Committee meetings, provided, however, that nothing shall preclude the chairman from placing on the agendas other matters properly before the Board;

3)             recommend the membership of Board Committees, as well as the selection of Committee Chairs, subject to the by-laws of the Company;

4)             direct, subject to consultation with and approval of the independent directors, the retention of consultants who report directly to the independent directors of the Board;

5)             have the authority to retain such consultants as the Lead Director deems necessary to perform his or her responsibilities;

6)             oversee the process, in consultation with the Board and management, to ensure that the corporate governance policies set forth herein are implemented;

7)             coordinate, develop the agenda for, and moderate executive sessions of the Board’s independent directors, and act as principal liaison between the independent directors and the Chairman of the Board and Chief Executive Officer on sensitive issues;

8)             provide evaluations, for purposes of consideration by the Compensation Committee and the full Board, of the performance of the CEO.

2.             The Board shall establish a formal policy requiring the Independent Directors to meet in executive session at least four times per year, and require that the Board report to shareholders the number of such meetings held each year.

B.            Director Independence

1.             At least two-thirds of the members of the Board shall be “Independent Directors,” as defined below.  To be deemed “Independent” in any calendar year, a director would have to satisfy the following qualifications:

(a)           has not been employed by the Company or its subsidiaries within the last three calendar years.

(b)           has not accepted, and does not have a Family Member who has accepted, any Compensation from the Company in excess of $50,000 during any period of twelve consecutive months within the three years preceding the determination of independence, as a result of service as, or compensation paid to an entity affiliated with the individual who serves as (i) an advisor, consultant, or legal counsel to the Company or to a member of the Company’s senior management; or (ii) a significant supplier of the Company; for purposes of this provision, a “significant supplier” is defined as a supplier which has provided the lesser of one (1) million dollars or five (5) percent of that supplier’s annual gross revenues in services or goods to the Company during the last twelve (12) months; provided, however, that Compensation under this subsection shall not include (x) compensation for board or board committee service; (y) compensation paid to a Family Member who is an employee (other than a senior officer of the Company) of the Company; or (z) benefits under a tax-qualified retirement plan, or non-

discretionary compensation.  For purposes of this subsection, “Family Member” shall be defined as the spouse, parent, or child of the Independent Director.

(c)           is not affiliated with a not-for-profit entity that receives significant contributions from the Company; for purposes of this subsection, “significant contributions” shall be defined as an amount, whether in cash or in kind, that is the lesser of one (1) million dollars or five (5) percent of that entity’s annual contributions received during any period of twelve consecutive months within the three years preceding the determination of independence.

(d)           during any period of twelve consecutive months within the three years preceding the determination of independence, has not had any business relationship with the Company for which the Company has been required to make disclosure under Regulation S-K of the SEC, other than for service as a director or for which relationship no more than de minimis remuneration was received in any one such year; provided, however, that the need to disclose any relationship that existed prior to a director joining the Board shall not in and of itself render the director non-independent.  A director is deemed to have received remuneration (other than remuneration as a director, including remuneration provided to a non-executive Chairman of the Board, Committee Chairman, or Lead Director), directly or indirectly, if remuneration, other than de minimis remuneration, was paid by the Company or its subsidiaries, to any entity in which the director has a beneficial ownership interest of 10% percent or more, or to an entity by which the director is employed or self-employed other than as a director.  Remuneration is deemed de minimis remuneration if such remuneration is $50,000 or less in any calendar year, or if such remuneration is paid to an entity, it (i) did not for the calendar year exceed the lesser of one (1) million dollars, or five (5) percent of the gross revenues of the entity; and (ii) did not directly result in a material increase in the compensation received by the director from that entity.  And

(e)           is not employed as an executive officer by a public company at which an executive officer of the Company serves as a member of the Board of Directors.

2.             The undertakings described in section I.B.1 regarding the requirement that the Board be comprised of at least two-thirds independent directors shall be void, and of no further force or effect on the Company or its Board, should any of the following events occur, either before or after the dismissal of the above-referenced litigation:  (i) the sale or acquisition of all or substantially all of the assets of Activision, Inc.; (ii) a merger or other business combination in which Activision, Inc. is not the surviving entity; (iii) a “going private” or other transaction, whether by sale or issuance of securities through a tender offer, self-tender, or any other permissible transaction, the effect of which results in Activision, Inc. no longer being listed as a publicly-traded company on any National Exchange, such as NASDAQ; (iv) a transaction, whether by sale or issuance of securities, merger or other business combination or through a tender offer, self-tender, or any other permissible transaction, the effect of which  results in the a change of control of Activision, Inc., or Activision, Inc. becoming a “controlled company” as that terms is defined under applicable SEC or the rules of any National Exchange, such as NASDAQ; or (v) the delisting of Activision, Inc. from any National Exchange, such as NASDAQ.  Nothing in this section shall alter or eliminate the requirements set forth above in section I.B.1 above with respect to the criteria for independence of any directors required under law or the Nasdaq listing rules to be “independent”.

II.            DIRECTOR STOCK OWNERSHIP/COMPENSATION

A.            Each Director shall, within eighteen (18) months of becoming a member of the Board, or (as to current Board members) within six (6) months of dismissal with prejudice of the Actions, acquire no less than 3500 shares of Activision common stock.  The stock may be provided as director compensation, or be purchased through open market purchases.  This requirement shall be subject to any exclusions under which any director may otherwise be bound (e.g., whether by its employer, or affiliate).  Directors shall retain the Activision shares received as a part of their annual directors’ fees for a period of eighteen (18) months after the date of grant or receipt.  Such shares shall not be sold, pledged or otherwise alienated by the directors.

B.            The Board of Directors shall take all necessary steps to approve an increase in the annual compensation to the independent directors of the Board of Directors, such that each such independent director shall receive no less than $50,000 per year as an annual retainer (whether in cash, stock, restricted stock, other marketable securities in the Company, or options to purchase such marketable securities).

C.            All options granted to non-employee directors shall be granted no later than three business days after the date of the annual shareholder meeting and carry an exercise price equal to the closing price of Activision common stock on that date, provided, however, that the action can be taken on the date of the meeting but deemed effective up to three (3) business days later.

D.            Aside from meeting-related expenses such as airfare, hotel accommodations and modest travel/accident insurance, directors shall receive no other perquisites.  Health, life, dental, and disability insurance, matching grants to charities, financial planning, automobile allowances and other similar perquisites shall not be provided as benefits to directors.

E.             Non-employee directors shall not be eligible to receive from the Company any change-in-control payments or severance arrangements of any kind.  The acceleration of stock options and restricted grants shall not be deemed a prohibited payment or severance arrangement under this paragraph.

III.           DIRECTOR EDUCATION

A.            The Activision Board shall adopt a resolution requiring that all directors of Activision attend at least eight hours of director training.  Such training shall be provided by the Company, by hiring appropriate trainers or reimbursing directors for attendance at a recognized training program, such as the Stanford Law School’s Directors College, the Duke University’s Directors’ Education Institute, Vanderbilt University Directors College, or similar organization or institution.

IV.           SHAREHOLDER PROPOSALS

A.            All shareholder proposals shall be evaluated by a committee of the Board which shall include at least three Independent Directors, and shall be chaired by an Independent Director.

(a)           The committee shall determine, with the assistance of outside advisors, if necessary, whether the shareholder proposal is in the best interest of Activision.

(b)           The committee shall make a recommendation to the Board either in favor or against the shareholder proposal and provide, in writing, the reasons for its recommendation.

(c)           In the annual proxy statement, the Board shall report the recommendation of the committee, recommend for or against the shareholder proposal and explain the reason for such recommendation and (if applicable) explain why the Board did not adopt the recommendation of the committee.

V.            SHAREHOLDER NOMINATED DIRECTORS

A.            Nomination Procedures

1.             As soon as reasonably practicable after dismissal with prejudice of the Actions, the Board shall establish a procedure, to be conducted by the Chairman of the Nominating and Corporate Governance Committee of the Board, in consultation with a corporate governance consultant (the “Consultant”), to identify potential Shareholder Director Nominee candidates to serve as two of the independent directors of the Board of Directors.  The Consultant shall be mutually acceptable to plaintiff’s lead counsel and to the Chairman of the Nominating and Corporate Governance Committee of the Board.  The annual fee of the Consultant shall not exceed $35,000.  The Chairman of the Nominating and Corporate Governance Committee and the Consultant shall work cooperatively and in good faith to identify potential Shareholder Director Nominee candidates to serve on the Board.  In undertaking this process, the Consultant shall, jointly with the Chairman of the Nominating and Corporate Governance Committee (or his or her designee), solicit from individuals or entities which hold of record more than one (1) percent of the common stock of Activision (and which have held of record a minimum of one (1) percent of the common stock of Activision for at least the previous nine months) for the purpose of requesting that such shareholder provide up to two names of potential Shareholder Director Nominee candidates.

2.             The Nominating and Corporate Governance Committee shall establish an objective set of criteria to be utilized in conducting the canvassing efforts set forth below.

3.             Initial Selection Process.  The Nominating and Corporate Governance Committee shall review each of the potential Shareholder Director Nominee candidates submitted to it pursuant to the procedures described above, to the extent that those candidates satisfy the criteria set forth under subsection (2) (including background information and interviews of prospective candidates, as appropriate).  The Nominating and Corporate Governance Committee shall consider such candidates and, in the exercise of its business judgment, shall recommend to the full Board a candidate from among all candidates it has considered.  The Activision Board of Directors shall retain full authority, subject to its business judgment and its fiduciary duties, to nominate any candidate to stand for election to the Board.

VI.           SHAREHOLDER MEETINGS

1.             Shareholders shall be allocated time on the agenda of the annual shareholder meeting to ask questions of, and have a dialogue with, the Company’s Chairman and Chief Executive Officer (both of them) and each member of the Board.  There shall be no requirement that questions be submitted in advance.

2.             The Chairman of each Board committee shall be prepared and permitted to answer questions from shareholders relevant to such committee’s responsibilities and functions.

3.             Polls should remain open at the annual meeting until all agenda items have been discussed and shareholders have had a reasonable opportunity to ask and receive answers to questions concerning them.

4.             Unless otherwise determined by a majority of the members of the Board of Directors present, the Company shall not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item.  Extending a meeting shall only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.

VII.         COMPENSATION PRACTICES

A.            Policies and Procedures

The Board shall establish a comprehensive and responsible set of assumptions, policies and procedures for determining executive compensation by using an appropriate peer comparator (i.e., comparing executive compensation to similarly-sized businesses in the video game industry or with similar profitability and like complexity).  The companies selected as a peer comparison group shall be disclosed and the rationale for their selection explained in the annual proxy statement.

1.             Transparent, objective measures shall be established for all compensation (cash and non-cash), including bonuses, stock options, restricted share awards, perquisites (such as company vehicles, housing allowances, personal travel allowances, etc.).

2.             The repricing of stock options shall be prohibited without shareholder approval.

3.             Any future executive hiring, severance or change-in-control agreements and retirement agreements shall provide that unvested equity awards lapse on termination for cause rather than immediately vest.

4.             Any existing cash and equity incentive plans shall be amended or construed such that the vesting and award of all cash and equity incentives granted after the date of such amendment are based on clearly identified performance metrics and targets, including continued

employment.  Any future cash and existing incentive plans shall be construed such that the vesting and award of all cash and equity incentives are based on clearly identified performances metrics and targets, including continued employment.

5.             In the event the Company files an Earnings Restatement because of misconduct by a Section 16 officer (“the Affected Officer”) resulting in Material Noncompliance with financial reporting requirements under the securities laws (“Material Noncompliance” is defined as fraud or intentional failure to comply with any material reporting requirements for the presentation of the financial results of the Company in a public filing with the Securities and Exchange Commission), which the Audit Committee in its sole discretion determines to be significant, the Audit Committee shall recommend to the board that Activision recover a portion of performance-based compensation, including bonuses and long term incentive awards, made to the Affected Officer(s) during the restatement period.  The amount recommended to be recovered from an Affected Officer under this policy shall be up to the amount by which the performance-based compensation exceeded the amount that would have been payable to such Affected Officer had the financial statements been initially filed as restated.  This amount shall be reduced by any amounts otherwise sought to be recovered from such Affected Officer in connection with such Material Noncompliance pursuant to any other policy, statute or rule, including without limitation any recoveries sought under Section 304 of the Sarbanes Oxley Act of 2002.

The Audit Committee may recommend recovery of different amounts from different Affected Officers on such basis it shall deem appropriate.  Such recommendation shall include a recommendation as to whether Activision should effect any such recovery (i) by seeking repayment from the participant; (ii) by reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement) the amount that would otherwise be payable to the Affected Officer under any compensatory plan, program or arrangement maintained by the Company  (iii) by withholding (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement) payment of future increases in compensation (including the payment of any discretionary bonus amount) or grants of compensatory awards that would otherwise have been made in accordance with the Company’s otherwise applicable compensation practices, or (iv) by any combination of the foregoing or otherwise.

B.            Insider Trading Controls

1.             The Board of Directors shall appoint a committee consisting of at least two members, selected from among the Company’s President, CFO, General Counsel/Principal Legal Officer and Principal Compliance Officer, which committee shall be responsible for ensuring compliance with the Company’s stock trading and market communications policy.  That Committee will be designated the “Trading Compliance Committee,” and will be responsible for developing (with Board involvement), presenting to the Board for approval, and monitoring and updating (with Board involvement and approval) a comprehensive program (the “Trading Compliance Program”) designed to ensure compliance with the Company’s trading policies.  The Board will be responsible for direct oversight of the Trading Compliance Program and the Trading Compliance Committee, and the outside director (non-management) members of the

Board will have direct access to the Trading Compliance Committee, including the opportunity to meet with the Trading Compliance Committee outside the presence of any other member of management.  At least once yearly, the outside director members of the Board will receive a report from the Trading Compliance Committee outside the presence of any other members of management.  In addition to the above:

(a)           The Trading Compliance Committee shall be responsible for pre-clearing in writing all transactions by the Company’s directors or those employees subject to §16 (hereinafter “Restricted Persons”) of the Securities Exchange Act.

(b)           The Company will acquire shares of its stock through Company-funded open market stock buy-backs only in accordance with an authorization adopted by a majority of the outside (non-management) directors (“buy-back program”).  Sales of stock by Restricted Persons while the authorization is in effect shall be limited to either (1) sales pursuant to a Rule 10b5-1 trading plan approved by the Trading Compliance Committee (or its functional equivalent before such time as the Trading Compliance Committee is created), or (2) sales pre-approved, in writing, by the Trading Compliance Committee (or its functional equivalent before such time as the Trading Compliance Committee is created).  Such pre-approval shall expressly consider the impact and timing of open-market buy-backs by the Company authorized or made under such buy-back program in considering whether to approve the proposed sale by any Restricted Persons.

2.             The Board (by and through the Trading Compliance Committee if the Board deems appropriate) shall implement a strict policy regarding stock sales by Restricted Persons to eliminate the possibility of future management abuse.  This policy shall go beyond the requirement that all stock sales that are subject to “10b5-1” trading plans comply with the requirements of Rule 10b5-1.  Failure to comply with the Company’s trading policy shall result in appropriate sanctions, including, as appropriate, disgorgement by the individual to the Company of all profits from the transaction or termination.

3.             No Restricted Person shall directly or indirectly “short” Activision stock or engage in “put” or call transactions involving the Company’s stock.

VIII.        STOCK OPTION PLANS AND GRANTS

1.             Any stock option or other similar plan shall provide an objective, measurable and fair mechanism for pricing stock options.

2.             All plans and/or granting resolutions shall clearly define the exercise price, the grant date and the fair market value of stock (e.g., the closing price on a specified date, or the average closing price over a specified period).  In no event shall the exercise price or value of an award be determined by reference to the fair market value of Activision stock on a day other than the grant date of the award.  The fair market value of Activision stock on a grant date shall be the closing price for a share of Activision common stock on such day as reported on the NASDAQ.

3.             The Company shall require all reasonable efforts to publicly disclose all stock option grants to directors or officers of Activision within two business days after the effective date of such grants.

4.             The following clauses shall be inserted/included in any current and/or subsequent equity incentive plan, whether subject to stockholder approval or not:

(a)           “The exercise price for each option grant shall be at least one hundred percent (100%) of the closing market price on the date of grant.”

(b)           “The date of grant of an option shall, for all purposes, be the date on which the Board or Compensation Committee or other appropriate committee makes the determination granting such option or such later (but not earlier) date as may be specified by the Board, Compensation Committee or other appropriate committee in its granting resolution as the date on which such grant becomes effective.  Notice of the determination shall be given to each employee or consultant to whom an option is so granted no more than one week after the date of such grant.  Determination shall be defined as including at a minimum, the number of options granted to each employee and/or consultant and the terms of such options.”

5.             Plans shall comply with legal, professional and ethical requirements for proper disclosure and proper accounting and shall provide appropriate documentation for proper disclosure and accounting.

6.             Plans shall identify who is responsible for ensuring compliance with applicable laws and regulations by option grantees (e.g., timely and accurate filing of SEC Forms 3, 4 and 5 as applicable), and shall provide effective monitoring mechanisms to ensure that such laws, and the plans, are followed.

7.             The process for granting executive non-cash compensation shall have the same transparency and be consistent with the process and methodology for determining executive cash compensation.

8.             All stock option grants shall be made at a meeting of the Activision Board of Directors or at a meeting or meetings of the appropriate committee of the Board; grants shall not be made via unanimous written consent.  Corporate Counsel shall attend any and all meetings where options are granted and shall promptly prepare minutes of the meeting that specifically reflect the award of stock options.

9.             All stock option grants made to directors or any employee subject to Section 16 of the Securities Exchange Act or Covered Employees within the meaning of Section 162(m) of the US Internal Revenue Code shall be approved or ratified by (i) the entire Board or (ii) if necessary to comply with Section 16 or the performance-based compensation exemption under Section 162(m), the Compensation Committee or a subcommittee comprised of at least two (2) directors meeting the applicable requirements of Section 16 or Section 162(m).

10.           Executive officers shall be prohibited from determining the grant date of any stock option award, except insofar as this provision could be interpreted to conflict with Part II above regarding the scheduling of the annual shareholder meeting and the grant of options to  non-employee directors.

IX.           OTHER PROVISIONS

In the event the Company determines, in the exercise of its fiduciary duties, that maintaining any of the foregoing undertakings is having or could have a negative impact on the Company, it shall be empowered to modify or supplement such reform, provided, however, that any modification shall be approved by a majority of the members of the Board of Directors who are not employees of the Company, after receiving advice of counsel, and the Board shall also propose, within 30 days following the Board’s determination, a good faith alternative to the reform that has been modified, should the circumstances dictate that such maintenance is inappropriate.  In the event that the Board of Directors shall make such a determination, it shall consult with, and receive input from, a mutually acceptable neutral, such as the Honorable Edward Infante.  Any inadvertent or unavoidable noncompliance with any of the foregoing undertakings shall not render any Board or other corporate action to be invalid if the action otherwise complies with the Delaware General Corporate Law and the charter documents of the Company.